October 16, 2009

Duane Reade

440 Ninth Avenue

New York, New York 10001

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Duane Reade Inc. and Duane Reade,

Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, LLC

Duane Reade Realty, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

Duane Reade Inc., a Delaware corporation (the “Company”), and Duane Reade, a New York general partnership (“Duane Reade GP” and, together with the Company, the “Issuers”), and the parent of the Company, Duane Reade Holdings, Inc., a Delaware corporation (“Holdings”), DRI I Inc., a Delaware corporation (“DRI”), Duane Reade International, LLC, a Delaware limited liability company (“DR International”), and Duane Reade Realty, Inc., a Delaware corporation (“DR Realty” and, together with the Issuers, Holdings, DRI and DR International, the “Registrants”), have filed the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the Registrants’ proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $300,000,000 aggregate principal amount of the Issuers’ 11.75% Senior Secured Notes due 2015 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Issuers’ outstanding 11.75% Senior Secured Notes due 2015 (the “Outstanding Notes”) and (ii) the guarantees of the Exchange Notes (the “Exchange Guarantees” and, together with the Exchange Notes, the “Exchange Securities”) by Holdings, DRI, DR International and DR Realty (collectively, the “Guarantors”) to be offered in exchange for the guarantees of the Outstanding Notes (the “Outstanding Guarantees” and, together with the Outstanding Notes, the “Outstanding Securities”) by the Guarantors. The Registrants are registering the Exchange Securities in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and in Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Each of the Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Securities to be received in the Exchange Offer and, to the best of such Registrant’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Securities in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the Exchange Offer. In this regard, the Registrants will make each person

Securities and Exchange Commission

participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Securities to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Securities should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

Each of the Registrants represents that, to the best of such Registrant’s information and belief, no holder or beneficial owner of the Outstanding Securities is an affiliate of such Registrant.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Outstanding Securities for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Securities in exchange for the Outstanding Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Securities. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Securities.

[No further text on this page, signatures follow]

Securities and Exchange Commission

If you have any questions regarding the foregoing, please contact Lawrence G. Wee (212-373-3052) or Tara Doolan (212-373-3389) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely, DUANE READE INC.

By:	/s/ John K. Henry
Name: John K. Henry Title: Senior Vice President and Chief Financial Officer

DUANE READE By: Duane Reade Inc., a General Partner

By:	/s/ John K. Henry
Name: John K. Henry Title: Senior Vice President and Chief Financial Officer

By: DRI I Inc., a General Partner

By:	/s/ John K. Henry
Name: John K. Henry Title: Treasurer

DUANE READE HOLDINGS, INC.

By:	/s/ John K. Henry
Name: John K. Henry Title: Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

DRI I INC.

By:	/s/ John K. Henry
Name: John K. Henry Title: Treasurer

DUANE READE REALTY, INC.

By:	/s/ John K. Henry
Name: John K. Henry Title: Treasurer

DUANE READE INTERNATIONAL, LLC

By:	/s/ Joseph C. Magnacca
Name: Joseph C. Magnacca Title: Manager

cc:	Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP